EXHIBIT 99.1

Stantec continues momentum with record third quarter adjusted diluted EPS of $0.72, a 16.1% increase, and return to organic growth

EDMONTON, Alberta and NEW YORK, Nov. 03, 2021 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three and nine month periods ended September 30, 2021. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior periods ended September 30, 2020.

Stantec delivered record quarterly earnings on the strength of a return to organic net revenue growth and a 200 basis points increase in gross margin. Organic net revenue growth for the quarter was 1.4% (3.3% without the impact of the descoped role on the Trans Mountain Expansion Project (TMEP)) reflecting organic growth of 10.6% in Global and 1.1% (8.0% excluding TMEP) in Canada. The US demonstrated significant progress toward growth as the market continues to recover and notified awards began to move into backlog and revenue.

“As demonstrated by our record Q3 results, our business continues to perform extremely well,” said Gord Johnston, President and CEO. “In Q3, we returned to organic growth, with Canada and Global firing on all cylinders, while our US backlog climbed 5% organically in the quarter to achieve a record level in native currency. This, coupled with the anticipated US Federal government infrastructure stimulus program and our recently announced acquisition of Cardno’s North America and Asia Pacific engineering and consulting businesses, provides strong tailwinds as we move into 2022.”

Q3 2021 Highlights

Stantec reported record adjusted diluted EPS of $0.72 in Q3 2021, a $0.10 per share or 16.1% increase from $0.62 in Q3 2020. This was driven by a continued focus on gross margin improvement, the ongoing execution of the 2023 Real Estate Strategy (which is on track to deliver $0.10 per share in 2021), lower interest expense from improved working capital management and the issuance of Senior Notes in October 2020, and reduced taxes from the implementation of tax optimization strategies.

The Canadian dollar has strengthened considerably relative to the US dollar year-over-year, with the average exchange rate shifting to $1.26 in Q3 2021 from USD/CAD $1.34 in Q3 2020. This reduced Q3 net revenues by $25.4 million. Stantec further estimates that the impact to adjusted EBITDA, adjusted net income and adjusted diluted EPS was approximately $2.5 million, $1.0 million and $0.01, respectively.

  Net revenue, on a constant currency basis, was in line with expectations, increasing 5.0%, or $45.8 million, compared with Q3 2020; including the effects of foreign exchange, net revenue increased $16.4 million. Overall, organic net revenue and acquisition net revenue grew 1.4% and 3.6% respectively.
  Gross margin increased $27.9 million or 5.8% to $507 million as a result of solid project execution and shifts in project mix. As a percentage of net revenue, gross margin increased 200 basis points to 54.3% from 52.3%.
  Adjusted EBITDA from continuing operations was $156.0 million, representing 16.7% of net revenue compared to
  $158.2 million or 17.3% of net revenue in the prior period. Increased gross margin was offset by higher administrative and marketing expenses, which included a $5.0 million impact from revaluing share-based compensation plans due to Stantec’s increased share price (54 basis points as a percentage of net revenue).
  Net income increased 12.7%, or $7.9 million, to $70.0 million, and diluted EPS from continuing operations increased 14.5%, or $0.08, to $0.63, mainly due to gross margin growth, and lower net interest and depreciation, including progress on the 2023 Real Estate Strategy, and income tax.
  Adjusted net income grew 15.0%, or $10.5 million, to $80.4 million, representing 8.6% of net revenue, and adjusted diluted EPS increased 16.1% to $0.72 from $0.62 in Q3 2020.
  Contract backlog increased 7.1% (7.0% organically) from December 31, 2020, to $4.7 billion at September 30, 2021. Organic backlog growth was achieved in the Buildings, Energy & Resources and Environmental Services business units—with Energy & Resources and Environmental Services achieving organic backlog growth of more than 30% and 40%, respectively. Backlog drew down in Infrastructure as public clients continue to wait for US infrastructure stimulus, and in Water as the ramp up in work continues on Global water frameworks. Contract backlog represents approximately 12 months of work.
  Operating cash flows from continuing operations decreased 38.3% to inflows of $101.0 million compared with $163.8 million in the prior period, primarily related to a reduction in cash receipts due to the timing of collections and foreign exchange impacts.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2021 was 0.8x, remaining below the 1.0x to 2.0x target range.
  Days sales outstanding (DSO) was 81 days, reflecting a 1-day improvement from 82 days at September 30, 2020.
  The acquisition of Paleo Solutions was completed on September 30, 2021. This 65-person US-based firm specializing in paleontological and archaeological services will strengthen Stantec's Environmental Services presence in renewable energy, electrical generation, and transmission projects. It will also add depth to Stantec’s current Archaeology team and new expertise in paleontology across the firm’s US Pacific and Mountain Regions.
  The acquisition of Cardno's US and Asia Pacific consulting businesses was announced on October 21, 2021, which is expected to add 2,750 people and more than US$350 million in net revenue annually. Stantec entered into share purchase agreements to acquire these select assets from Cardno Limited (Cardno) for US$500 million (approximately CA$620 million). This acquisition is expected to close before the end of 2021. Upon close this acquisition will nearly double Stantec’s Australian footprint to 2,500 employees and establish the critical mass and diversity required to further accelerate growth in this region. It will also meaningfully increase Stantec's footprint in the US to 10,500 employees, and grow the US Environmental Services practice by more than 60%.
  On October 29, 2021, Stantec amended and extended its syndicated credit facility agreement under a sustainability-linked loan, becoming the first company globally to link its financing to the Bloomberg Gender Equality Index score and the first in Canada to direct proceeds toward activities or organizations that have a positive influence on environmental or social matters.
  On November 1, 2021, Stantec deepened its energy transition expertise in the Netherlands with the acquisition of
  Driven by Values. This 28-person engineering and consulting firm is a trusted partner for public and private entities navigating the transition toward sustainable energy generation, sustainable building design, energy infrastructure upgrades, and e-mobility.
  On November 3, 2021, the Board of Directors declared a dividend of $0.165 per share, payable on January 18, 2022, to shareholders of record on December 31, 2021.

Q3 2021 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2021		2020		2021		2020
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,168.3	125.2%	1,177.9	128.5%	3,391.5	124.7%	3,604.0	127.7%
Net revenue	932.9	100.0%	916.5	100.0%	2,719.9	100.0%	2,822.8	100.0%
Direct payroll costs	425.9	45.7%	437.4	47.7%	1,263.2	46.4%	1,347.3	47.7%
Gross margin	507.0	54.3%	479.1	52.3%	1,456.7	53.6%	1,475.5	52.3%
Administrative and marketing expenses	353.2	37.9%	324.1	35.4%	1,036.0	38.1%	1,035.4	36.7%
Other	2.7	0.2%	(1.8)	(0.2%)	(5.6)	(0.2%)	8.1	0.3%
EBITDA from continuing operations (note)	151.1	16.2%	156.8	17.1%	426.3	15.7%	432.0	15.3%
Depreciation of property and equipment	13.8	1.5%	14.3	1.6%	40.4	1.5%	43.7	1.5%
Depreciation of lease assets	26.4	2.8%	29.6	3.2%	79.6	2.9%	89.8	3.2%
(Reversal) impairment of lease assets	(1.7)	(0.2%)	0.2	0.0%	(4.3)	(0.2%)	11.9	0.4%
Amortization of intangible assets	15.0	1.6%	13.6	1.5%	42.0	1.5%	41.4	1.5%
Net interest expense	9.6	1.0%	11.5	1.3%	29.5	1.1%	39.0	1.4%
Income taxes	18.0	2.0%	25.5	2.7%	55.0	2.0%	62.0	2.2%
Net income from continuing operations	70.0	7.5%	62.1	6.8%	184.1	6.8%	144.2	5.1%
Net income from discontinued operations	—	0.0%	—	0.0%	—	0.0%	10.2	0.4%
Net income	70.0	7.5%	62.1	6.8%	184.1	6.8%	154.4	5.5%
Basic earnings per share (EPS) from continuing operations	0.63	n/m	0.55	n/m	1.65	n/m	1.29	n/m
Diluted EPS from continuing operations	0.63	n/m	0.55	n/m	1.65	n/m	1.29	n/m
Adjusted EBITDA from continuing operations (note)	156.0	16.7%	158.2	17.3%	431.7	15.9%	440.4	15.6%
Adjusted net income from continuing operations (note)	80.4	8.6%	69.9	7.6%	206.1	7.6%	181.9	6.4%
Adjusted diluted EPS from continuing operations (note)	0.72	n/m	0.62	n/m	1.85	n/m	1.62	n/m
Dividends declared per common share	0.165	n/m	0.155	n/m	0.495	n/m	0.465	n/m

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2020 Annual Report and this quarter's MD&A).

n/m = not meaningful

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, November 4, 2021, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s third quarter performance. The webcast and slide presentation can be accessed at the following link: https://edge.media-server.com/mmc/p/9ep3uj9w

Participants wishing to listen to the call via telephone may dial in toll-free at 1-800-367-2403 (Canada and United States) or +1-647-490-5367 (international). Please provide confirmation code 2447173 when prompted.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, adjusted return on invested capital, and net debt to adjusted EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s Management's Discussion and Analysis for this quarter and the reconciliation of Non-IFRS Financial Measures appended hereto.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's projections regarding the impact of the Paleo Solutions, Cardno Select Assets, and Driven by Values acquisitions on ongoing operations, Stantec’s net revenue growth projections, continued market recovery in the US in relation to the pandemic, and any projections related to revenue, gross margin, utilization and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to Stantec's Annual Targets for 2021 and Stantec's 2021 Outlook are provided in the Company’s 2020 Annual Report and Management's Discussion and Analysis for this quarter.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, project cancellations and a slowdown in new opportunities related to COVID-19, decreased infrastructure spending levels, changing market conditions for Stantec’s services, the risk that the acquisitions contemplated herein do not proceed to complete, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2020 annual report. You may access this report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2020 Annual Report and the quarterly report free of charge from the investor contact noted below.

Investor Contact	Media Contact

Tom McMillan	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 780-917-7230
tom.mcmillan@stantec.com	stephanie.smith2@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	70.0	62.1	184.1	144.2
Add back:
Income taxes	18.0	25.5	55.0	62.0
Net interest expense	9.6	11.5	29.5	39.0
(Reversal) impairment of lease assets	(1.7)	0.2	(4.3)	11.9
Depreciation and amortization	55.2	57.5	162.0	174.9

EBITDA from continuing operations	151.1	156.8	426.3	432.0
Add back (deduct) pre-tax:
Unrealized loss (gain) on equity securities	0.3	(2.5)	(9.1)	4.5
COVID-related expenses	—	3.9	—	3.9
Acquisition, integration, and restructuring costs (note 5)	4.6	—	14.5	—

Adjusted EBITDA from continuing operations	156.0	158.2	431.7	440.4

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	70.0	62.1	184.1	144.2
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	7.9	6.6	21.1	20.6
Unrealized loss (gain) on equity securities (note 2)	0.1	(1.8)	(7.0)	3.2
(Reversal) impairment of lease assets (note 3)	(1.3)	0.2	(3.3)	8.5
COVID-related expenses (note 4)	—	2.8	—	2.8
Acquisition, integration, and restructuring costs (note 5)	3.7	—	11.2	2.6

Adjusted net income from continuing operations	80.4	69.9	206.1	181.9
Weighted average number of shares outstanding - basic	111,076,831	111,898,810	111,249,043	111,537,905
Weighted average number of shares outstanding - diluted	111,545,984	112,403,434	111,664,717	111,957,863

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.72	0.62	1.85	1.63
Adjusted earnings per share - diluted	0.72	0.62	1.85	1.62

See the Definitions section of the 2020 Annual Report and this quarter's MD&A for a discussion of non-IFRS measures used.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2021, this amount is net of tax of $2.0 (2020 - $2.6). For the three quarters ended September 30, 2021, this amount is net of tax of $6.3 (2020 - $8.3).

note 2: For the quarter ended September 30, 2021, this amount is net of tax of $0.2 (2020 - $(0.7)). For the three quarters ended September 30, 2021, this amount is net of tax of $(2.1) (2020 - $1.3).

note 3: For the quarter ended September 30, 2021, this amount is net of tax of $(0.4) (2020 - nil). For the three quarters ended September 30, 2021, this amount is net of tax of $(1.0) (2020 - $3.4).

note 4: For the quarter and three quarters ended September 30, 2021, this amount is net of tax of nil (2020 - $1.1)

note 5: The add back of other costs primarily relates to integration expenses associated with our acquisitions and reorganization tax expenses. For the quarter ended September 30, 2021, this amount is net of tax of $0.9 (2020 - nil). For the three quarters ended September 30, 2021, this amount is net of tax of $3.3 (2020 included a reorganization tax expense of $2.6).